August 28, 2019

Keith A. Woodward
Senior Vice President and Chief Financial Officer
Tennant Company
701 North Lilac Drive
P.O. Box 1452
Minneapolis, MN 55440

       Re: Tennant Company
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 28, 2019
           File No. 1-16191

Dear Mr. Woodward:

       We have reviewed your filing and have the following comments.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2018

Critical Accounting Policies and Estimates
Goodwill, page 20

1. We note, for your current annual goodwill impairment test, you performed a quantitative test for the Coatings reporting unit and based on that analysis, there was no goodwill impairment at December 31, 2018. Please expand your disclosure to indicate, if true, that the fair value of the Coatings reporting unit was substantially in excess of its carrying value. If not, and to the extent the goodwill allocated to the Coatings reporting unit is material, please provide investors additional information regarding the risks associated with this reporting unit, including the following information necessary to assess the probability of a future material impairment charge:
        The percentage by which fair value exceeded carrying value as of the date of the most recent test;
        The amount of goodwill allocated to the reporting unit;
        A description of the key assumptions used and how the key assumptions were
 Keith A. Woodward
Tennant Company
August 28, 2019
Page 2
             determined;
             A discussion of the degree of uncertainty associated with the key assumptions; and
             A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
21. Segment Reporting, page 56

2. Please revise your geographic disclosures to present net sales and identifiable assets related to the U.S. and any individual foreign countries that are material. Refer to ASC
         280-10-50-41.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at (202) 551-3743 or Jeanne Baker at (202) 551-3691 if you
have any questions.



                                                               Sincerely,
FirstName LastNameKeith A. Woodward
                                                               Division of
Corporation Finance
Comapany NameTennant Company
                                                               Office of
Manufacturing and
August 28, 2019 Page 2                                         Construction
FirstName LastName